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                                               1934 Act Registration No. 1-13230
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2003

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                 (Translation of registrant's name into English)

                               2550 HONG QIAO ROAD
                         HONG QIAO INTERNATIONAL AIRPORT
                             SHANGHAI, CHINA 200335
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________ .)


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                                    EXHIBITS

Exhibit Number
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1.1      Announcement regarding Board Resolutions,
         dated October 29,2003.

1.2      2003 Third Quarterly Report, dated October 29,2003.


         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     The 2003 Third Quarterly Report of China Eastern Airlines Corporation Limited (the "Company") contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to competition in the China aviation industry, the Company's planned measures to improve efficiency and enhance competitiveness, the impact of these measures on the Company's results of operations, the impact of international activities and the impact of the policies and related measures of the Civil Aviation Administration of China (the "CAAC"), and the Chinese government on market demand, the Company's future strategic and business plans for 2003 and the international and domestic economies and aviation industries. The Company does not intend to update these forward-looking statements.

     These forward-looking statements reflect the current view of the Company with respect to future events and are not a guarantee of future performance. Actual events or results may differ materially from information contained in the forward-looking statements as a result of various factors, including, without limitation, any changes in regulatory policies of the CAAC (including any policy changes in price systems), the effects of competition on the demand and price of the Company's services, changes in the global economic conditions (including economic development and conditions of the countries served by the flights of the Company), the political and economic conditions of China, the cost and availability of aviation fuel, any significant changes in the exchange rates between Renminbi or Hong Kong dollar and U.S. dollar or Japanese yen and the Company's ability to obtain adequate financing on commercially acceptable terms.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CHINA EASTERN AIRLINES CORPORATION LIMITED


Date: October 30, 2003           By:  /s/ Ye Yigan
                                      ------------------------------------------
                                      Name:  Ye Yigan
                                      Title: Chairman of the Board of Directors


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